Filed by Pulte Homes, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Centex Corporation
Commission File No. for Registration Statement
on Form S-4: 333-158974
The following document was distributed to employees of Pulte Homes, Inc. and employees of Centex Corporation on June 23, 2009.
Pulte and Centex Team Members:
I thought it might be a good time to update you on progress with our merger and to reiterate some of the benefits that we expect from this historic combination going forward.
On the progress front, everything is proceeding as expected. This process has a lot of moving parts that cover everything from decisions on people to processes to practices. Considering the scope of all of this, the pace at which we are moving is impressive to watch. This entire effort requires a considerable commitment of time, effort and energy on the part of a lot of people from both organizations, and all of you are to be commended for how smoothly things are proceeding to date. Certainly the work is intense, the decisions tough and the debate robust, but both Tim Eller and I would describe our overall progress as remarkable and very smooth to date.
During this process, we’re discovering and confirming a lot of details about what we’ve always liked about this proposed combination. I’d like to highlight a few areas, among the many, to focus on with today’s update.
First is the outstanding leadership from both companies coming together through this combination. The combined strength of the people from Centex and Pulte is unmatched by any other competitor and I suspect it will pay dividends for years to come. Whether you are talking about leaders in the field or at our Home Office, our company will be in great hands.
Next is our powerful brand lineup, covering the spectrum from entry level to Active Adult. My vision going forward is that our company will offer the best homebuilding value anywhere for each of its brands, whether it’s the Centex / Fox & Jacobs brand for the entry level consumer, the Pulte brand for our move-up buyers or the Del Webb brand for Active Adults. Look for much more detail around our brands in the coming months as we standardize and strengthen our brand portfolio.
Third is our very complementary land positions. Centex is strong in Texas and the Carolinas, which matches Pulte’s strength in the Southwest and Florida. When you put our two companies together, you get the industry’s most-balanced land portfolio and one that will generate benefits for years to come.
Last, but not least, is our industry leadership with respect to customer satisfaction, as evidenced by J.D. Power and Associates. Pulte and Centex combine for a one-two punch that nobody in the industry can come close to matching. Our combined companies have nearly 300 top 3 finishes with J.D. Power since 2000 and our next-closest competitor stands at less than 50. How’s that for strength!
Great, you say. But what can I expect to get out of this combination? You can expect to work for the best homebuilder in the business, period. Best in customer satisfaction, best in shareholder value delivered and best in places to work. Pulte and Centex share a long tradition of being premier places to build a career in this industry and our combined company will have the resources and desire to extend that tradition. We have the geographic reach, the financial resources and the vision of excellence needed to ensure that we stay the best place to work in homebuilding. A great culture that supports great people is something to get excited about and our company delivers!
Pulte and Centex — a winning combination. Have an excellent week.
Richard Dugas
President and Chief Executive Officer
Pulte Homes
Forward-Looking Statements
This document includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future.
Such risks, uncertainties and other factors include, among other things: the failure of Centex’s stockholders to approve the merger agreement; the failure of Pulte’s shareholders to approve either the charter amendment or the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the Pulte and Centex businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; interest rate changes and the availability of mortgage financing; continued volatility in, and potential further deterioration of, the debt and equity markets; competition within the industries in which Pulte and Centex operate; the availability and cost of land and raw materials used by Pulte and Centex in their homebuilding operations; the availability and cost of insurance covering risks associated with Pulte’s and Centex’s businesses; shortages and the cost of labor; adverse weather conditions which may slowdown the construction of, or damage, new homes built by Pulte or Centex; slow growth initiatives and/or local building moratoria; the ability to utilize net operating losses, built-in losses and other tax credit carryforwards; governmental regulation, including the effects from the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act and the interpretation of tax, labor and environmental laws; changes in consumer confidence and preferences; terrorist acts and other acts of war; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See Pulte’s and Centex’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2008 and March 31, 2009, respectively, and other public filings with the Securities and Exchange Commission (the “SEC”) for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Pulte nor Centex undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.
Additional Information
In connection with the proposed transaction Pulte has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Pulte and Centex that also constitutes a prospectus of Pulte. At the appropriate time, Pulte and Centex will mail the definitive joint proxy statement/prospectus to their respective shareholders. Before making any voting or investment decision, investors are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website at www.sec.gov, by accessing Pulte’s website at www.pulte.com under the heading “Investor Relations” and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, Michigan 48304, Attention: Investor Relations, and by accessing Centex’s website at www.centex.com under the heading “Investors” and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000.
Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex’s directors and executive officers in its definitive proxy statement filed with the SEC on June 6, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above.